Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 10, 2025

Relating to Preliminary Prospectus Supplement dated September 10, 2025

Registration Statement No. 333-286932

Nebius Group N.V.

Offering of

10,810,811 Class A Ordinary Shares

The following information relates only to the securities described below and should be read together with the preliminary prospectus supplement dated September 10, 2025 (the “Preliminary Prospectus Supplement”). The following information supplements and updates the information contained in the Preliminary Prospectus Supplement. All references in this communication to dollar amounts are references to U.S. dollars. All terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Nebius Group N.V. and not to its subsidiaries.

Issuer	Nebius Group N.V., a public limited liability company (naamloze vennootschap) incorporated under Dutch law with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands registered in the Dutch trade register under number 27265167.

Ticker / Exchange for Class A Ordinary Shares	NBIS / The Nasdaq Global Select Market (“Nasdaq”).

Title of Securities	Class A ordinary shares, nominal value €0.01 per share (the Class A shares”).

Securities	10,810,811 Class A shares (or 12,432,432 Class A shares if the underwriters exercise their option to purchase additional shares in full).

Last Reported Sale Price per Class A Ordinary Share on Nasdaq on September 10, 2025	$93.39.

Public Offering Price per Class A Ordinary Share	$92.50.

Trade Date	September 11, 2025.

Settlement Date / Delayed Settlement	September 15, 2025; Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers that wish to trade the Class A shares more than one business day prior to the scheduled settlement date for this offering will be required, by virtue of the fact that the Class A shares initially will settle in “T+2”, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Class A shares that wish to trade the Class A shares prior to the business day preceding the scheduled settlement date should consult their own advisors.

Use of Proceeds	We estimate that the net proceeds from the offering of the Class A shares will be an aggregate of approximately $979.5 million (or approximately $1,126.5 million if the underwriters exercise their options to purchase additional Class A shares in full), after deducting the underwriters’ discounts and commissions and our estimated offering expenses.

In addition, we estimate that the net proceeds from the Concurrent Convertible Notes Offering will be approximately $2,694.5 million (or $3,098.7 million if the Concurrent Convertible Notes Offering initial purchasers exercise their option to purchase additional Concurrently Offered Notes in full) after deducting initial purchaser discounts and commissions and our estimated offering expenses.

We currently intend to use the net proceeds from the offering of the Class A shares and, if consummated, the Concurrent Convertible Notes Offering, to finance the continuing growth of our business, including the acquisition of additional compute power and hardware, securing strategic high-quality and well-located land plots with reliable providers, the expansion of our data center footprint, and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Concurrent Convertible Notes Offering	Concurrently with this offering of Class A shares, we are offering (i) 1.00% Convertible Senior Notes due 2030 (the “2030 Notes”) in an aggregate original principal amount of $1,375,000,000 (or $1,581,250,000 if the initial purchasers of such offering exercise in full their option to purchase additional 2030 Notes) and (ii) 2.75% Convertible Senior Notes due 2032 (the “2032 Notes” and, together with the 2030 Notes, the “Concurrently Offered Notes”) in an aggregate original principal amount of $1,375,000,000 (or $1,581,250,000 if the initial purchasers of such offering exercise in full their option to purchase additional 2032 Notes), each series to qualified institutional buyers (“QIBs”), in an offering exempt from registration under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a separate offering memorandum (the “Concurrent Convertible Notes Offering”).

The Concurrently Offered Notes will be our senior, unsecured obligations and will accrue interest at a rate of 1.00% per annum, in the case of the 2030 Notes, and at a rate of 2.75% per annum, in the case of the 2032 Notes. The initial conversion rate for the 2030 Notes is 7.2072 Class A shares per $1,000 original principal amount of such notes, which represents an initial conversion price of approximately $138.75 per Class A share, and the initial conversion rate for the 2032 Notes is 7.2072 Class A shares per $1,000 original principal amount of such notes, which represents an initial conversion price of approximately $138.75 per Class A share. The conversion rate for each series of Concurrently Offered Notes will be subject to adjustment upon the occurrence of certain events, as set forth in the terms of such series.

Class A shares to be outstanding after the Class A share Offering	213,817,229 Class A shares (or 215,438,850 Class A shares if the underwriters exercise their option to purchase additional shares in full). We intend to deliver the shares sold in this offering from our treasury.

The number of our Class A shares to be outstanding after the assumed maximum number of shares offered in the offering is based on 203,006,418 Class A shares outstanding as of June 30, 2025, which excludes:

·	7,526,746 Class A shares issuable upon the exercise of stock options outstanding as of June 30, 2025 at a weighted average exercise price of $87.83;

·	6,952,153 Class A shares underlying unvested restricted share units outstanding as of June 30, 2025;

·	15,833,623 additional Class A shares reserved for issuance under the Nebius Group N.V. Amended and Restated Equity Incentive Plan as of June 30, 2025;

·	up to 27,210,800 Class A shares deliverable upon conversion, if any, of our Existing Convertible Notes as of June 30, 2025;

·	35,698,674 Class A shares issuable upon conversion of outstanding Class B shares; and

·	any Class A shares deliverable upon the conversion of the Concurrently Offered Notes.

* * *

Underwriters	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc.

* * *

We have filed a registration statement (including the prospectus dated May 2, 2025) and a preliminary prospectus supplement, dated September 10, 2025, with the Securities and Exchange Commission (the “SEC”) for the offering of Class A ordinary shares to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing at prospectus-ny@ny.email.gs.com, prospectus@morganstanley.com or dg.prospectus_requests@bofa.com or by telephone at +1-800-831-9146.

This communication should be read in conjunction with the registration statement dated May 2, 2025 and the preliminary prospectus supplement dated September 10, 2025. The information in this communication supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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